October 16, 2024

<u>VIA E-MAIL</u>

Pamela Poland Chen
Kirkland & Ellis LLP
600 Lexington Avenue
New York, NY 10022
pamela.chen@kirkland.com

Re: TCW Private Asset Income Fund, File No. 333-282150

Dear Ms. Chen:

On September 16, 2024, you filed a registration statement on Form N-2 on behalf of TCW Private Asset Income Fund (the "Fund") under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Prospectus

Cover Page – Page 1 – Investment Objective

2. In the first paragraph, disclosure states that the Fund will allocate its assets "across a wide range of private and asset-backed credit strategies." Please align this disclosure with statements in the next paragraph, which appear to subsume asset-backed credit strategies within private credit strategies.

Cover Page – Page 1 – Principal Investment Strategies

3. Please disclose the expected credit quality and maturity of the Fund's debt investments.

4. In the second sentence, disclosure defines "private credit investments" as "loans, securitized portfolios of receivables, securitized products and related derivatives, bonds, secured credit backed by physical assets, and other credit-related investments, including investments in entities where the investment return is substantially driven by the performance of credit or credit-related assets." These investments are not *per se* private. Please clarify why the Adviser considers such investments private. Also, please explain what you mean by "other credit-related investments, including investments in entities where the investment return is substantially driven by the performance of credit or credit-related assets," and revise this phrase using plain English. We may have additional comments based on your response.

5. In the third sentence, disclosure refers to "diversified portfolios of receivables across consumer credit, mortgage credit, small business loans, and other asset classes." Please explain "diversified portfolios of receivables" using plain English, and clarify what such other asset classes are.

6. In the third sentence, disclosure states that the Fund's investments include "exposure to ABS indices such as CMBX" and "opportunistic credit investments that seek to opportunistically provide capital to borrowers" or "liquidity to secondary-market sellers, including . . . other non-standard receivables." Please revise these phrases using plain English.

Cover Page – Page 1 – Interval Fund/Repurchase Offers

7. In connection with the Fund's status as an interval fund, please add a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and attendant risks.

Cover Page – Page 1 – Bullet Points

8. Regarding the fifth and sixth bullet points, please revise to include disclosure that reflects the following:

   - The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

   - An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [___]% for sales load and offering expenses, you must experience a total return on your net investment of [___]% in order to recover these expenses.

Cover Page – Page 2

9. Disclosure states that the Fund intends to apply for an exemptive order that would permit the Fund to offer more than one class of Shares. Disclosure also states that the Adviser submitted an application on Form ADV to become registered under the Investment Advisers Act of 1940. Please tell us the status of both applications.

Cover Page – Page 3

10. Please review Item 2.2 and 2.3 of Form N-2 and, if applicable, include the disclosure required by rule 481(d) and (e) of the Securities Act regarding stabilization efforts and prospectus delivery obligations, respectively.

Page 1 – Summary of Terms

11. In the section titled, "Investment Opportunities and Strategies," disclosure describes the Fund's 80% policy. Please add disclosure here and in the main prospectus regarding whether a change in the 80% policy is subject to 60 days' notice or requires shareholder approval.

Page 2 – Investment Opportunities and Strategies

12. In the first full paragraph, disclosure states that the Fund may invest in or hold "other equity securities . . . ." Please tell us how much the Fund will invest in private credit funds (including CFOs, if applicable) that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments based on your response.

13. In the first full paragraph, disclosure states that the Fund may use derivatives to "provide downside protection and to dampen volatility." Please revise this phrase using plain English.

Page 2 – Portfolio Composition

14. Disclosure states:

> "[T]the Fund intends to invest a significant portion of the portfolio to first-lien or senior asset-backed loans, <u>which are privately negotiated and structured credit instruments secured by diversified cash-flowing assets or receivables contained within a bankruptcy-remote vehicle</u>. The strategy is expected to be broadly comprised of first-lien loans with the potential for <u>downside protection from hard credit-enhancement, bespoke covenants, cashflow triggers, and servicing rights. The cashflow and amortization profile of the underlying assets are intended to afford flexible duration and maturity profiles for investments made within the strategy (emphasis added)</u>."

In the first sentence, please change "to first-lien" to "in first-lien." Also, please revise the underlined disclosure using plain English.

Page 3 – Whole Loan Portfolios

15. Disclosure states, "The Adviser believes that the Fund's ability to provide borrowers flexible capital solutions may lead to improved investment returns, and that the Fund's ability to buy whole loans directly may offer a valuable lever to access relative value." Please revise this sentence using plain English.

Page 3 – Physical Asset Credit

16. Disclosure states, "Generally, the Fund's exposures to hard assets will represent diversified investment grade financings, as opposed to exposures to single assets." Please revise this sentence using plain English.

Page 3 – Securitized Products

17. Disclosure states, "Thus, the collateral underwriting is married with an analysis of the in-place structure, covenants, and cashflow triggers. The Adviser believes its lens into performance and origination trends within asset-backed lending can inform its relative value opinion in securitized products and vice versa." Please revise these sentences using plain English.

Page 4 – Opportunistic Credit

18. In the first paragraph, disclosure states, "The Opportunistic Credit strategy seeks to flexibly provide capital to borrowers or liquidity to secondary-market sellers in periods of capital market dislocation. The Adviser has a wide lens across tradable fixed income markets and middle market lending, affording the Fund a differentiated perspective on relative value across asset classes." Please revise this sentence using plain English.

19. In the third paragraph, disclosure states, "Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, and most countries located in Western Europe." Please provide a more specific definition of emerging markets.

Page 5 – Leverage

20. Disclosure refers to the possibility that the Fund may issue preferred shares. Please confirm that if the Fund issues preferred shares within one year of the effectiveness of the registration statement, the Fund will add appropriate disclosure in the fee table regarding dividend expenses and in the prospectus regarding strategies and risks.

Page 8 – Co-Investment

21. Disclosure states that the Adviser and the Fund may rely on exemptive relief to co-invest. Please tell us to which exemptive order you refer.

Page 14 – Summary of Fees and Expenses

22. In footnote 3, disclosure refers to the Fund's expected use of a credit facility. Please let us know if the terms of the credit facility are expected to be finalized before the requested date of acceleration. If so, please update this disclosure in a pre-effective amendment to address the actual portfolio limits and other material terms of the credit facility. Please also file the executed credit facility as an exhibit to the registration statement.

23. Disclosure in footnote 4 is not required. Please delete or explain why the text is appropriate.

24. Regarding footnote 6, please clarify that only the Fund's board may terminate or amend the Expense Limitation Agreement during the recoupment period.

Page 20 – Investment Objective

25. If the Fund's objective can be changed without a vote, please disclose. *See* Item 8.2 of Form N-2.

Page 20 – Investment Strategies

26. In the section describing the Fund's allocations to each strategy, the second category is titled, "Junior Asset-Backed Loans." Elsewhere, this category is titled, "Mezzanine Asset-Backed Loans." Please pick one term, and use it consistently.

Page 23 – The Investment Process

27. Please revise the following disclosure using plain English:

- "The Fund benefits from a scaled, diversified fixed income platform with a long heritage in securitized products and asset-backed finance."

- "Direct origination with scaled borrowers."

- "The Adviser provides education and support to CFOs on dynamics in securitized product and credit markets."

- "The Adviser assesses base-case loss adjusted yield for the portfolio, potential of the portfolio to change across a wide array of economic environments and tests confidence in the probability distribution of the portfolio."

28. In the section titled, "Direct origination with scaled borrowers," disclosure refers to the use of "senior warehouse lending." Please add disclosure that explains how such warehouses are structured. Please supplementally explain whether the Fund relies on exemptive relief to use such warehouses and, if so, which provisions of the exemptive relief apply to these transactions.

Page 24 – Originator/Sponsor Considerations

29. Disclosure refers to the Adviser's assessment of certain circumstances regarding a "distress scenario." Please describe the term using plain English.

Page 24 – Structural Considerations

30. Disclosure states, "The Adviser typically assesses a range of structural considerations relevant to a prospective investment, including its loan-to-value ratio, the level of excess spread that can be utilized if performance deteriorates, the existence of additional corporate cashflows that can collateralize the Fund's investment and the prospective investment's rating, duration, or certainty of cashflow." Please revise this sentence using plain English.

Page 25 – Nature of the Fund's Investments

31. In the fourth paragraph, disclosure refers to the Fund's use of unfunded commitments. Please confirm that the Fund will not count unfunded commitments toward the Fund's 80% policy.

Page 49 – Highly Volatile Markets; FX Risk

32. Please describe "FX Risk" using plain English.

Page 53 – Risks of Certain Non-U.S. Investments

33. Earlier disclosure states that the Fund may invest in emerging markets. If emerging markets will be a principal investment strategy, please add corresponding risk disclosure to this section or perhaps as a stand-alone risk (e.g., *see* page B-20 of the Statement of Additional Information).

Page 57 – Volatility of Commodity Prices

34. If the volatility of commodity prices is a principal investment risk, please add corresponding disclosure to the principal investment strategies section. Otherwise, please delete.

Page 59 – Payment-in-Kind ("PIK") Income Risk

35. Please disclose the risks presented by investments in PIK, and if applicable, OID securities, including:

- The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

- The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

- Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

- PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and

- Use of PIK and OID securities may provide certain benefits to the Fund's adviser including increasing management fees.

Page 61 – Senior Management Personnel of the Adviser

36. Disclosure states that the termination of the Investment Advisory Agreement may adversely affect the terms of the Fund's or its subsidiaries' financial facilities. Please tell us if the Fund may invest indirectly through a subsidiary. If yes, please respond to the following comments:

- Disclose that "Subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.[1]

- Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

- Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of section 18.

- Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

- Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the Subsidiary, if any.

- Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

- If the Fund has a Subsidiary that is a foreign corporation, please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

- If the Fund has a wholly-owned Subsidiary, please confirm that the wholly-owned Subsidiary's management fee, if any, will be included in "Management Fees," and the wholly-owned Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

- If the Fund invests only through wholly-owned and majority-owned subsidiaries, please disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Page 69 – Trustees

37. The second paragraph describes the role of the Fund's Adviser. Please include all disclosure required by Item 9.1.b. of Form N-2 in a clearly-identified section of the prospectus. This location is confusing, and other sections contain only partial disclosure about the Adviser.

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[1] "Primarily controlled" means (1) the registered fund controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the registered fund's control of the unregistered entity is greater than that of any other person.

Page 77 – Conflicts of Interest

38. Please disclose conflicts of interest that may arise in relation to the Adviser's selection of investments or use of techniques (such as leverage) that have the effect of increasing the Adviser's compensation.

Page 79 – Share Repurchase Program

39. Please consider streamlining the disclosure in the last three sentences of the third paragraph with the disclosure in the first paragraph. The disclosure is duplicative.

Page 95 – Plan of Distribution

40. If the underwriting agreement provides for indemnification of the underwriter by the Fund against Securities Act or 1940 Act liability, briefly describe such provisions. *See* Item 5.4 of Form N-2.


Statement of Additional Information


41. Please confirm that the prospectus includes all information required by Item 23 of Form N-2 regarding the Fund's tax status. Otherwise, please add to the Statement of Additional Information.

Page B-40 – Investment Restrictions

42. Regarding the fourth investment restriction, please add "or group of industries" after "in any particular industry." *See* Item 17.2.e. of Form N-2.

43. Under the Fund's concentration policy as disclosed in the Statement of Additional Information, the Fund does not consider asset-backed securities to represent interests in any industry or group of industries. Staff believes that the Fund's position as currently worded conflicts with section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The staff does not believe that it is consistent with section 13(a) of the 1940 Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. Staff takes the position that every investment—other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities)—is an investment in some industry or group of industries. Accordingly, the Fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider the nature of an asset-backed security's underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund's concentration policy. The Fund could also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.

Page B-52 – The Adviser

44. Disclosure states, "Neither this Statement of Additional Information nor the Prospectus is intended to give rise to any contract rights or other rights to any Shareholder, other than any rights conferred by federal or state securities laws that may not be waived. Please delete "that may not be waived," or disclose what rights may be waived.

Part C

Item 25(2)(a)(2) – Amended and Restated Declaration and Agreement of Trust

45. Section X.7 (Derivative Actions) requires (1) a pre-suit demand; (2) at least 10% of the outstanding shares join in the bringing of such action; (3) a reasonable amount of time for the Trustees to consider the request; and (4) an undertaking to reimburse the Trust for expenses. Regarding prongs (1) and (3), please disclose the provisions in an appropriate location in the prospectus. Regarding prongs (2) and (4), please revise the provisions in the organizational document to state that the provisions do not apply to claims arising under the federal securities laws. Please also disclose the provisions in an appropriate location in the prospectus, and state that the provisions do not apply to claims arising under the federal securities laws. Please make corresponding changes to Section X.8 (General Direct Actions).

46. Section X.10 (Exclusive Delaware Jurisdiction) states that any claims, suits, actions or proceedings "shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware . . . ." Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

47. Section X.11 (Waiver of Jury Trial) states that shareholders waive the right to a trial by jury. Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.

Item 34. Undertakings

48. Please add the required undertakings in Item 34.6, or explain why it is not necessary. *See* Item 34.6 of Form N-2.

* * * * * *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter, and briefly state the basis for your position.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,

Lisa N. Larkin
/s/ Lisa N. Larkin
Senior Counsel

cc: Brian Szilagyi, Staff Accountant
        Ryan Sutcliffe, Branch Chief
        Christian T. Sandoe, Assistant Director